Exhibit 99.1
Shanda Games’ “Dragon Nest” was recognized with three major 2011 Asia Online Game Awards
SHANGHAI, August 9, 2011 /PRNewswire-Asia/ — Shanda Games Limited (“Shanda Games”, or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, announced today that one of its leading games, Dragon Nest, received
•	“China Most Popular Online Game Award”,

•	“Asia Best Design Award”, and

•	“Asia Best Technology Award”
at the Asia Online Game Awards Ceremony organized by the Hong Kong Game Industry Association on August 2, 2011, in Hong Kong.
The Asia Best Design Award recognizes the best game system design from conceptual development to system operation and other relevant considerations. The Asia Best Technology Award recognizes excellence in technical achievement, from programming to game engine performance.
“Dragon Nest is one of the most successful new games launched in Asia in 2010.” said Mr. Alan Tan, Chairman and Chief Executive Officer of Shanda Games. “The awards reaffirm Dragon Nest’s popularity and game quality. Shanda Games’ prominent recognition in the contest also illustrates our leading position in this rapidly growing industry. We will continue to add new content and game play into Dragon Nest to maintain the game’s outstanding performance going forward.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the quality and the timing of the release of additional content and game play of Dragon Nest represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the additional content is not well received by players in China and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.

Contact:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com